As of October 31, 2012, the following persons or entities now own more than 25% of a funds voting securities.

Person/Entity

MERRILL LYNCH PIERCE FENNER & SMITH
VICTORY LARGE CAP GROWTH FUND   	47.38%


UBS
VICTORY OHIO MUNICIPAL BOND	                   28.40%